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02018435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2002 340 WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Argent Classic Convertible Arbitrage Fund L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saul Schwartzman (203) 618-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Saul Schwartzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argent Classic Convertible Arbitrage Fund, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Chief Financial Officer
Title

Marie E. Jean-Pierre
Notary Public
MARIE E. JEAN-PIERRE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARGENT CLASSIC CONVERTIBLE ARBITRAGE FUND L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Argent Classic Convertible Arbitrage Fund L.P.
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Argent Classic Convertible Arbitrage Fund L.P. as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Argent Classic Convertible Arbitrage Fund L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 8, 2002

ARGENT CLASSIC CONVERTIBLE ARBITRAGE FUND L.P.

Statement of Financial Condition
December 31, 2001

ASSETS	
Securities owned at market	$ 233,329,646
Cash	492,524
Dividends and interest receivable	2,096,870
Other assets	174,963
	$ 236,094,003
LIABILITIES	
Securities sold, not yet purchased, at market	$ 94,316,548
Payable to clearing broker	75,861,860
Accrued expenses and other liabilities	562,760
	170,741,168
Commitment	
PARTNERSHIP CAPITAL	65,352,835
	$ 236,094,003

See notes to statement of financial condition

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Argent Classic Convertible Arbitrage Fund L.P. (the "Partnership") is a registered broker/dealer principally engaged in proprietary trading and investment activities.

[2] Security transactions are recorded on a trade date basis. Securities owned and securities sold but not yet purchased are valued at market value.

[3] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INCOME TAXES

No provision has been made for income taxes since these taxes are the responsibility of the individual partners.

NOTE C - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. The Rule requires the Partnership to maintain a minimum of $250,000 of net capital. At December 31, 2001, the Partnership had net capital of approximately $20,849,000 which exceeded requirements by approximately $20,599,000.

NOTE D - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby the Partnership will incur a loss if the market value of the securities increases over amounts recognized in the statement of financial condition. Generally, the Partnership limits its risk by holding offsetting security positions.

Substantially all of the Partnership's cash and securities positions are held by a custodian broker. The Partnership's custodian broker is highly capitalized and a member of major securities exchanges.

NOTE E - COMMITMENT

The Partnership has a noncancellable lease for office space which expires July 31, 2005. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

Year Ending December 31,	Minimum Rentals
2002	$ 110,270
2003	116,515
2004	83,495
2005	19,789
	$ 330,069

NOTE F - SUBSEQUENT EVENTS

Additional capital contributions aggregating approximately $15,900,000 were contributed to the Partnership by certain partners and approximately $1,900,000 were withdrawn by certain limited partners subsequent to the balance sheet date through February 1, 2002.

NOTE G - 401(K) SAVINGS AND PROFIT SHARING PLAN

The Partnership maintains a 401(k) savings and profit sharing plan (the "Plan"). Full time employees who have completed 3 months of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Partnership, at its discretion, may make contributions to the Plan.